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04024042

March 26, 2004

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

RECEIVED
APR 01 2004
WASH. D.C. 181 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release by the Company, which has been published by the Company since our last submission of March 11, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Enclosure

dlw 4/5

DOCSNY1:873244.1
13141-2 JG9

Press Information

Flughafen Wien Group:

Announces outstanding results for 2003

The publicly traded Flughafen Wien AG was able to record outstanding results in 2003, and also mark a further improvement over the excellent prior year level. Reporting year revenues totalled € 348.4 million, earnings before interest and tax (EBIT) € 97.3 million and net profit € 70.8 million.
Excluding the non-recurring impact of € 19.9 million from the reversal of pension provisions in 2002, EBIT increased by 26.1% and net profit by 23.9%.

This growth was supported primarily by the strong development in traffic during the second six months, which offset declines triggered by the outbreak of SARS and the war in Iraq at the start of the year. Low-cost carriers played a key role in this process; they handled over 760,000 passengers and generated 5.9% of total traffic in 2003.

Above-average growth was recorded in traffic to Eastern Europe and transfers (share of transfers: 33.9%), which further strengthened the position of Vienna as an East-West hub. In 2003 Vienna International Airport handled 12.8 million passengers, for an increase of 6.8%. This growth is three-times higher than the 2.1% average reported for European airports.

	2003 in € mill.	2002 in € mill.	Change in %
Turnover			
Group	348.4	318.4	+9.4
Airport	162.7	135.8	+19.8
Handling	106.0	105.3	+0.6
Non-Aviation	79.4	75.3	+5.4
Operating income	365.0	328.4	+11.1
Operating expenses	267.7	231.3	+15.7
Income before interest and taxes (EBIT)			
Group	97.3	97.1	+0.3
Airport	75.2	61.2	+22.9
Handling	15.9	22.5	-29.3
Non-Aviation	25.6	33.1	-22.7
Profit before tax (EBT)	106.6	105.6	+0.9
Profit for the year	70.8	70.3	+0.8
Cash flow from operating activities	150.4	120.9	+24.3

Passengers (in mill.)	12.8	11.9	+6.8
Transfer passengers (in mill.)	4.3	4.2	+3.2
Flight movements	197.089	186.782	+5.5
Maximum take-off weightt (in 1,000 t)	5.3	5.0	+5.0
Cargo (in 1,000 t)	173.3	160.0	+8.3

Results in Detail

Turnover recorded by the Flughafen Wien Group rose 9.4% to € 348.4 million in 2003. The Airport Segment remained the largest business unit in the Group with growth of 19.8% in revenues to € 162.7, which was supported mainly by landing, passenger and infrastructure tariffs. This satisfactory development was due largely to the development of traffic: + 6.8% in passengers, +5.5% in flight movements and +5.0% in maximum take-off weight (MTOW), which forms the basis for landing tariffs. The strong growth recorded by low-cost carriers, which were responsible for 5.9% of total passenger volume in 2003, played an important role in this development.

The Handling segment recorded an increase of 0.6% in turnover to € 106.0 million, supported by higher revenues from handling services (+3.3%) and growth in cargo volume (+8.3%). Turnover with low-cost carriers rose by a sizeable amount, while revenues generated by the Austrian Airlines Group and Swiss declined. Our market share fell 1.9 percentage points in year-on-year comparison to 91.2% for 2003.

The Non-Aviation Segment recorded 5.4% growth in turnover to € 79.4 million. Of this total increase, € 1.5 million represented new rental income from the Cargo North project and greater demand for security services (+10.7%). Revenues from the duty-free sector declined as a result of SARS and the war in Iraq, in particular following a drop in higher-income target groups. In contrast, income from the Travel Value Shops increased. Revenues from gastronomy rentals rose 0.5% in spite of a construction-related decline in space.

Earnings

The Flughafen Wien Group recorded an increase in earnings for 2003 despite the positive prior year impact from the settlement of € 19.9 million in pension claims and subsequent non-recurring reversal of provisions for pension in 2002. Earnings before interest and tax (EBIT) rose 0.3% to € 97.3 million and financial results increased 8.7% to € 9.2 million. Profit before tax (EBT) improved 0.9% to € 106.6 million and profit for the year rose 0.8% to € 70.8 million. After adjustment for the prior year non-recurring effect, profit for the year 2003 increased 23.9%. The Airport Segment generated the largest share of Group EBIT at € 75.2 million, followed by the Non-Aviation Segment at € 25.6 million and the Handling Segment at € 15.9 million.

Operating costs rose 15.7% to € 267.7 million because of the prior year non-recurring effect, or 6.6% without this factor. The cost of materials and services increased 7.4% to € 20.6 million.

Personnel expenses increased 22.4% to € 147.2 million or 5.0% after adjustment for the non-recurring item from the prior year. The growth in traffic and provision of services related to the new baggage reconciliation system and hold baggage screening triggered an 11.7% increase in the number of employees to 2,918.

Increased capital expenditure – in particular for hold baggage screening, further start-ups in the Cargo North area, and enlargement of the aprons – led to a 7.5% rise in the amortisation of intangible assets (software, rights, goodwill etc.) and depreciation of tangible assets to € 45,9 million. Other operating expenses rose 9.9% to € 54.0 million.

Increases were recorded in maintenance expenses (€ +0.8 mill.), insurance (€ +2.6 mill.) and external services (€ +3.0 mill.), while declines were registered in market communication (€ - 0.7 mill.), telecommunications services and legal, auditing and consulting costs. The massive increase in insurance premiums throughout the aviation industry affected Flughafen Wien AG for the first time in 2003 because an insurance contract that was concluded prior to 11 September 2001 remained in effect until the end of 2002. A comparison of the development of expenses after adjustment for the prior year non-recurring effect shows an overall increase of 6.6%. In relation to the 11.2% growth in total output, this underscores the effectiveness of our cost management.

At 9.5%, the increase in capital employed exceeded the growth in EBIT (+0.3%) because of stronger investment activity. This led to a decline of 0.9 percentage points in return on capital employed (ROCE) to 13.8% for the reporting year. Financial results rose 8.7% to € 9.2 million. A € 1.6 million write-up to the investment in Flughafen Wien / Berlin-Brandenburg International Entwicklungsbeteiligungsgesellschaft m.b.H. (VIE-BBI) was responsible for this development. This write-up reflected the reimbursement of € 2.4 million in project costs to VIE-BBI for the Berlin Airport project. Higher capital expenditure led to an € 8.0 million decline in funds available for investment, and the generally lower level of interest rates reduced interest income by € 1.3 million to € 7.8 million. Results from companies consolidated at-equity amounted to € -0.9 million. Profit before tax (EBT) increased 0.9% to € 106.6 million. The tax rate remained at the prior year level of 33.4%. Tax-exempt income from holdings (rights) and the use of investment allowances reduced taxes slightly below the Austrian corporate tax rate of 34%. Net profit rose 0.8% to € 70.8 million for the reporting year, and earnings per share increased to € 3.37 (2002: € 3.35).

Dividend

The 2003 Business Year closed with distributable profit of € 42,007,912.93. The Management Board of Flughafen Wien AG recommends payment of a dividend of € 2.00 per share from 2003 profit, for a total distribution of € 42,000,000.

Asset, Financial and Capital Structure

Assets

Non-current assets increased by 10.8% to € 663.6 million for the reporting year (2002: € 599.0 mill). Investments in tangible and intangible assets totalled € 115.2 million, and exceeded depreciation and amortisation of € 45.9 million by a sizeable amount. The € 5.3 million decrease in deferred tax assets to € 11.5 million was related primarily to the realisation of tax benefits from the employee foundation and an increase in provisions for deferred taxes arising from the development of non-current assets.

Equity and Liabilities

The retention of € 28.3 million in prior year net income led to an increase of 5.4% in equity to € 590.1 million. However, the equity ratio declined from 71.8 to 70.7% because of an increase in current liabilities and provisions.

Cash Flow

Net cash flow from operating activities rose 24.4% to € 150.4 million (2002: € 120.9 mill.). This development resulted from the reversal of provisions for pensions in the prior year, a stronger increase in liabilities, improvement in EBT and increase in depreciation. Cash outflows for investments in tangible and intangible assets rose by € 35.6 million. Cash outflows for additions to financial assets declined by € 32.7 million because the prior year figure also includes financing for the investment in Malta International Airport plc. In total, net cash outflows for investing activities rose 2.3% to € 113.5 million. Cash outflows from financing activities equalled € 45.1 million, which represents an increase of 9.4% over the prior year. This development was due primarily to an increase of € 2.1 million in dividends over the previous year. In total, cash and cash equivalents declined by € 8.2 million (2002: decline of € 31.2 mill.). As a result of this decrease and non-cash changes of € +0.2 million to the revaluation reserve for current securities, cash and cash equivalents declined to € 131.1 million at year-end 2003 (2002: € 139.2 mill.).

Corporate Spending

Investments in tangible and intangible assets totalled € 115.2 million for 2003. This figure represents an increase of € 35.6 million over the previous year, but is less than the budgeted level of € 173.3 million. The instable development of traffic during the first six months of 2003 (Iraq, SARS) and cautious forecasts concerning the future development of our most important customer, the Austrian Airlines Group, led us to revise the approved investment programme.

Major investments in 2003 focused on the introduction of Hold Baggage Screening (€ 14.5 mill.), construction of the Office Park (€ 17.6 mill.) and new air traffic control tower (€ 6.7 mill.), which will be rented to Austro Control and also be used by the Group's movement control department, as well as the creation of additional bus gates (€ 6.8 mill.) to facilitate the handling of passengers in the non-Schengen area. The renovation of Taxiway 50 was completed during the reporting year at a cost of € 9.1 million. A total of € 10.9 million was spent on planning for the expansion of the VIE Skylink Terminal. In addition, property totalling € 6.7 million was acquired for the future expansion of the airport. The Handling Segment purchased aircraft tow trucks, catering trucks, large apron passenger buses, sewage disposal trucks and other equipment for a total of € 5.7 million.

Outlook

The Austrian economic research institute WIFO predicts real growth of 1.7% for 2004 and 2.4% for 2005. We expect this recovery will have a positive effect on the development of traffic at Vienna International Airport. Important support for growth should come from the expansion of the European Union, a milestone that will also increase the catchment area for our airport. The accession of our neighbouring countries to the EU and predicted rise in travel should have a positive impact on traffic growth in Vienna, particularly because of the high number of East European destinations in our flight schedule. Over the coming years, we expect passenger growth to exceed the European average by 1%. If global economic conditions remain stable, our forecasts call for growth of 8% in the number of passengers, 9% in flight movements, and 7% in maximum take-off weight for the current business year.

An optimal future-oriented planning process allows us to design our long-term expansion projects in a flexible manner and match development with the growth in passenger volume. If our traffic forecasts are confirmed, we will invest a total of € 280 million in the expansion of the terminal by 2008. During the current year we will spend € 12 million on planning services related to the VIE Skylink Terminal. The largest individual projects in 2004 involve the completion of construction projects started in 2003. The air traffic control tower (investment volume 2004: € 19 mill.) and Office Park (investment volume 2004: € 31 mill.) will be opened in autumn of the current year.

These projects and the start of construction on a new railway station at Vienna International Airport by the Austrian Federal Railway Corporation will also require changes to the existing road system in the centre of the airport (investment volume 2004: € 8 mill.). The clearing of space for this new railway station will necessitate the demolition of multi-storey car parks 1 and 2 at a cost of € 10 million. In September work is scheduled to start on the new Handling Center West (investment volume 2004: € 8 mill.) and the Air Cargo Center (investment volume 2004: € 16 mill.). In order to improve capacity and as a substitute for apron positions that will be lost during construction of the VIE Skylink Terminal, we will start to expand the northeast apron in early summer 2004 (investment volume 2004: € 30 mill.). In 2004 the installation of drainage systems in movement areas will also be continued, at a cost of € 9 million.

Flughafen Wien AG has set a goal to improve its competitive position over neighbouring airports such as Frankfurt, Munich, Prague, Budapest, Zurich and Milan by 15% before the year 2007 in order to increase its attractiveness for airlines and safeguard Vienna's position as a hub. Vienna currently ranks exactly at the average of these airports with respect to its tariff structure. This improvement potential will be financed through above-average growth (forecast for 2004: 8%), process improvements realised together with airlines, and a general cutback in expenses. Based on the 2003 activity level, € 20 to 30 million should be passed on to airlines by 2007. The major beneficiary of this programme will be the Austrian Airlines Group, which handles over 60% of passengers at Vienna International Airport. This programme will make an important contribution to safeguarding and improving the competitive position of Vienna International Airport and, in turn, the entire eastern region of Austria. In order to coordinate activities related to this project, working groups will be established to prepare specific concepts.

For additional information contact: Hans Mayer (+43-1-)7007-23000

11/04 .... M/MY .... 25. March 2004